SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated April 28, 2004

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                     (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F [X]   Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes [ ]    No [X]

                          Table of Documents Submitted

Item

1. Revised forecast of business results under Japanese GAAP for the fiscal year ended March 31, 2004, dated April 28, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


April 28, 2004                           By:    /s/ TETSUYA UNNO
                                           ------------------------------------
                                           General Manager of Corporate Legal
                                             and Risk Management Department

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                                                                          Item 1


(English translation)

April 28, 2004
                                                           Millea Holdings, Inc.
                                                       President: Kunio Ishihara
                                                           TSE code number: 8766


Subject: Revised forecast of business results under
         Japanese GAAP for the fiscal year ended March 31, 2004
         ------------------------------------------------------


Millea Holdings, Inc. (the "Company") hereby announces that it has revised the previous forecasts for the Company and its subsidiaries, The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") for the fiscal year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) as follows.


1. Revised forecast of consolidated business results of the Company for the year ended March 31, 2004
                                                             (Unit: Billion yen)
                                  Ordinary income   Ordinary profit  Net income
--------------------------   ---------------------  ---------------  -----------
Previous forecast (A) (*1)                  2,770              119           62
--------------------------   ---------------------  ---------------  -----------
Revised forecast (B)                        2,770              191          111
--------------------------   ---------------------  ---------------  -----------
Difference (B)-(A)                              0               72           49
--------------------------   ---------------------  ---------------  -----------
Rate of increase/decrease                     0.0%            60.5%        79.0%
--------------------------   ---------------------  ---------------  -----------
(*1) Announced on November 27, 2003.


2. Revised forecast of non-consolidated business results of Tokio Marine, a wholly owned subsidiary of the Company, for the year ended March 31, 2004

                                                             (Unit: Billion yen)
---------------------------- --------------------   ---------------  -----------
                             Net premiums written   Ordinary profit  Net income
---------------------------- --------------------   ---------------  -----------
Previous forecast (A) (*2)                 1,510             102             53
---------------------------- --------------------   ---------------  -----------
Revised forecast (B)                       1,503             152             87
---------------------------- --------------------   ---------------  -----------
Difference (B)-(A)                           - 7              50             34
---------------------------- --------------------   ---------------  -----------
Rate of increase/decrease                  - 0.5%           49.0%          64.2%
---------------------------- --------------------   ---------------  -----------
(*2) Announced on November 21, 2003.

3. Revised forecast of non-consolidated business results of Nichido Fire, a wholly owned subsidiary of the Company, for the year ended March 31, 2004

                                                             (Unit: Billion yen)
---------------------------- --------------------   ---------------  -----------
                             Net premiums written   Ordinary profit  Net income
                             --------------------   ---------------  -----------
Previous forecast (A) (*3)                   409                24           12
---------------------------- --------------------   ---------------  -----------
Revised forecast (B)                         401                48           28
---------------------------- --------------------   ---------------  -----------
Difference (B)-(A)                           - 8                24           16
---------------------------- --------------------   ---------------  -----------
Rate of increase/decrease                  - 2.0%            100.0%       133.3%
---------------------------- --------------------   ---------------  -----------
(*3) Announced on November 21, 2003.


4. Principal reasons for the revisions

The principal reasons for the revisions are as follows: (a) the amounts of losses on natural disasters were smaller than initially expected; (b) gains on sales of securities were greater than initially expected, due to a rise in the level of equity prices and (c) reduction of costs was greater than initially expected.


For further information, please contact:

Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343